SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

Grupo Elektra Announces EBITDA Record of Ps. 939 Million for 3Q04,
Up 13% YoY

-- Revenues of Ps. 6.1 Billion for 3Q04, up 22% YoY--

-- Net Income of Ps. 471 million for 3Q04 was 49% Higher
Than Net Income of Ps. 317 million in 3Q03 --

-- Banco Azteca´s Gross Credit Portfolio Grew 30% QoQ to Ps. 9.3 Billion and
Customer Deposits Increased 21% QoQ to Ps. 15.2 Billion --

-- Net Debt for the Retail Division Declined 44% YoY --

Highlights

  Grupo Elektra’s consolidated EBITDA reached Ps. 938.9 million in 3Q04, a 12.9% YoY increase from Ps. 831.6 million in 3Q03, and a record for a third quarter. Gross Profit for the quarter grew 22.1% YoY to Ps. 2.7 billion.

  Revenues increased 22.2% YoY from Ps. 5.0 billion in 3Q03 to Ps. 6.1 billion in 3Q04 due to the outstanding operations of Banco Azteca and the good performance of all our store formats.

  Merchandise sales for 3Q04 rose 11.7% YoY to Ps. 4.0 billion from Ps. 3.5 billion in 3Q03. This performance reflects the positive results from our new and relocated stores, a better merchandise supply, an expanded offering which includes higher-ticket items and the extension of consumer credit terms to finance them, a more aggressive door-to-door selling operation, and the continuation of our competitive pricing and promotions strategies.

  Banco Azteca´s gross credit portfolio grew 29.6% QoQ to Ps. 9.3 billion from Ps. 7.2 billion in 2Q04. Our portfolio continues to be totally funded by our customer deposits of Ps. 15.2 billion in 3Q04, up 20.8% QoQ from Ps. 12.5 billion in 2Q04.

  Net debt for the retail division declined 43.9% YoY to Ps. 609.7 million in 3Q04 from Ps. 1.1 billion in 3Q03.

  On October 13, Grupo Elektra received a temporary banking license from the Superintendence of Banks of the Republic of Panama and it has 90 days to apply for the General Banking License.

Financial Highlights:

Ps. Million			Change				Change
	3Q03	3Q04	$	%	9M03	9M04	$	%
Consolidated Revenues	4,978	6,084	1,106	22.2%	15,075	17,970	2,895	19.2%
Gross Profit	2,243	2,738	495	22.1%	6,521	7,958	1,437	22.0%
EBITDA	832	939	107	12.9%	2,504	2,745	241	9.6%
Net Income	317	471	154	48.5%	760	1,225	464	61.0%
EPS (pesos per share)	1.33	1.98	0.66	49.6%	3.18	5.16	1.98	62.3%
EPS (US$ per ADR) *	0.47	0.70	0.23	49.6%	1.12	1.81	0.70	62.3%
* Ps. 11.38 per US$

Mexico City, October 26, 2004 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: ELEKTRA*), Latin America’s leading specialty retailer, consumer finance and banking services company, reported today its financial results for the third quarter of 2004.

Javier Sarro, CEO of Grupo Elektra said, “As part of our successful financial strategy, we are now focusing our strong financial position in our expansion. To date, we have opened 68 new stores and relocated other 30 stores. Besides opening more stores, we continue to redefine formats and merchandise offerings to enhance the shopping and banking experiences for our clients.”

“After almost two years in operation, we have increased our presence through 873 branches in Grupo Elektra’s stores, 412 booths in other retailers, and 16 independent branches,” said Carlos Septién, CEO of Banco Azteca. “The competitive advantages that have made us a profitable and efficient bank include the offering of an array of different financial products and services, efficient collection systems, highly-trained employees at our bank branches, and cutting-edge information systems.”

Rodrigo Pliego, Grupo Elektra’s Chief Financial Officer, commented “Our results clearly demonstrate our efforts over the past months to improve the profitability of the Company and we have started to see encouraging improvements in our operating leverage. This boosted our EBITDA to a record level for a third quarter.”

As a remainder, since the fourth quarter of 2003, we started to present the results of Banco Azteca, Afore Azteca and now Seguros Azteca under the consolidation method. All figures and discussions detailed in this press release result from the application of this accounting method, which provides a clearer overview of Grupo Elektra. To make these figures totally comparable to those from prior periods which did not use the consolidation method, we have reformulated those periods under the same accounting method, in accordance to the concepts established in Bulletins A-7 and B-8 of the Generally Accepted Accounting Principles (Principios de Contabilidad Generalmente Aceptados) regarding the comparability and consolidation of figures in financial statements.

3Q04 Financial Highlights

Consolidated Revenues

Total consolidated revenues increased 22.2% YoY from Ps. 5.0 billion in 3Q03 to Ps. 6.1 billion in 3Q04, the highest level reached in a third quarter. This result is explained by a robust 93.2% increase YoY in financial revenues from Banco Azteca, from Ps. 875.8 million in 3Q03 to Ps. 1.7 billion in 3Q04, the continued good performance in merchandise sales which grew 11.7% YoY, from Ps. 3.5 billion in 3Q03 to Ps. 4.0 billion in 3Q04, and from a 18.3% YoY growth in money transfer revenues, from Ps. 196.8 million in 3Q03 to Ps. 232.8 million in 3Q04.

The rise in Banco Azteca´s financial income is largely due to its competitive advantage which relies on making consumer credit and personal loans available in our stores as well as extending the weekly payment terms on high-ticket items offered in the stores.

Meanwhile, growth in merchandise sales was a consequence of the good performance across all our store formats, as revenue from Elektra, Bodega de Remates, and Salinas y Rocha increased YoY by 11.8%, 10.5% and 9.1%, respectively. In turn this was due to the positive results from our new and relocated stores, the addition of higher-ticket merchandise not previously offered in our stores, our competitive pricing and promotions strategies, an improved efficiency of the supply chain, our successful compensation plan for all our employees at the store level, and a more aggressive door-to-door selling operation.

Lastly, other income includes Milenia, our extended warranties services, revenues from our new business units (Afore Azteca and Seguros Azteca), and accrued mark-up from our Latin American operations. In this revenue line, the 55.7% YoY decline is explained by the high base of comparison from the remaining outstanding balance of our credit operations granted before October 30, 2002, recorded on 3Q03.

Consolidated Revenues

Ps. Million			Change				Change
	3Q03	3Q04	$	%	9M03	9M04	$	%
Total Revenues	4,978	6,084	1,106	22.2%	15,075	17,970	2,895	19.2%
Merchandise	3,552	3,968	416	11.7%	10,944	12,260	1,316	12.0%
Money Transfer	197	233	36	18.3%	524	645	121	23.1%
Banco Azteca	922	1,747	825	89.5%	1,982	4,674	2,692	135.9%
Other	307	136	(171)	(55.7%)	1,625	391	(1,234)	(75.9%)

Gross Profit

Total gross profit experienced a 22.1% YoY increase, from Ps. 2.2 billion to Ps. 2.7 billion in 3Q04, as gross margin remained basically flat YoY, falling 10 basis points from 45.1% in 3Q03 to 45.0% in 3Q04. Gross margin from our merchandise sales decreased 250 basis points YoY from 29.5% to 27.0% in 3Q04. This reflects our aggressive competitive pricing strategy, promotions and campaigns. However, this decrease was offset by the positive results of Banco Azteca which rely on making consumer credit granting easier and extending the weekly terms to finance higher-ticket items.

Gross Profit

Ps. Million			Change				Change
	3Q03	3Q04	$	%	9M03	9M04	$	%
Total Gross Profit	2,243	2,738	495	22.1%	6,521	7,958	1,437	22.0%
Merchandise	1,047	1,070	23	2.2%	3,121	3,382	262	8.4%
Money Transfer	195	230	35	17.7%	518	637	119	23.0%
Banco Azteca	752	1,333	582	77.3%	1,440	3,638	2,198	152.6%
Other	249	104	(144)	(58.0%)	1,442	301	(1,141)	(79.1%)

EBITDA and Operating Profit

Selling, General and Administrative Expenses increased 27.1% YoY, from Ps. 1.4 billion in 3Q03 to Ps. 1.8 billion in 3Q04. The increase continues to be mainly as a result of the hiring and training of new employees for our newer business units, the door-to-door selling and credit line pre-approval program, the administration of our new distribution centers, and for expenses related to our new and relocated stores. For instance, we hire new store employees 13 weeks before opening a store as we train them through our door-to-door selling program to get them familiarized with our operations before actually sending them to the stores. This is also reflected in the 28.1% YoY increase in headcount, from 20,220 employees at the end of 3Q03 to 25,909 employees in 3Q04.

However, despite the increase in operating expenses, consolidated EBITDA for the 3Q04 was a record for a third quarter as it grew 12.9% YoY, from Ps. 831.6 million in the 3Q03 to Ps. 938.9 million in the 3Q04, benefiting from the outstanding growth in consolidated revenues and the increase in the consolidated gross profit.

Operating income increased by 16.1% YoY as depreciation and amortization expenses increased 7.6% YoY. This increase is mainly due to the increase in consolidated fixed assets of Grupo Elektra.

EBITDA & Operating Profit

Ps. Million			Change				Change
	3Q03	3Q04	$	%	9M03	9M04	$	%
EBITDA	832	939	107	12.9%	2,504	2,745	241	9.6%
Operating Profit	574	666	93	16.1%	1,683	1,988	304	18.1%

Comprehensive Cost of Financing

Comprehensive cost of financing for 3Q04 was Ps. 107.5 million, 29.9% lower when compared to the Ps. 153.4 million in 3Q03. The difference in the cost of financing is explained by:

At the retail level:

  A Ps. 29.7 million decrease in interest income.
  A Ps. 4.2 million decrease in interest expense, largely due to the early redemption of all of our outstanding 12% US$ 275 million Senior Notes due in 2008.
  An increase in FX gains of Ps. 78.0 million from 3Q03 to 3Q04.
  A Ps. 6.6 million decrease in monetary gains from 3Q03 to 3Q04.

Net Income

Our solid operating performance, coupled with the above mentioned decrease in the comprehensive cost of financing, as well as a Ps. 17.8 million gain from our equity participation in Comunicaciones Avanzadas, led to a net income of Ps. 470.9 million in 3Q04, 48.5% higher when compared to a Ps. 317.2 million net income during 3Q03.

Net Income

Ps. Million			Change				Change
	3Q03	3Q04	$	%	9M03	9M04	$	%
Total Net Income	317	471	154	48.5%	760	1,225	464	61.0%
EPS ( Peso Per Share )1	1.33	1.98	0.66	49.6%	3.18	5.16	1.98	62.3%
EPS (US$ Per ADR)1*	0.47	0.70	0.23	49.6%	1.12	1.81	0.70	62.3%
[1] Calculation based on 239,301,000 Elektra* (59,825,000 ADR equivalent)
weighted average at September 30, 2003 and 237,488,000 Elektra*
(59,372,000 ADR equivalent) weighted average outstanding at September 30, 2004
*Ps. 11.38 per US$ ,

Retail Division Highlights

During the third quarter we operated 28 new stores under the brand name Elektricity. This new store format targets higher income segments of the population not previously catered by Grupo Elektra. This is done through the offering of state-of-the-art electronics and mobile communication products and services such as plasma, LCD, and projection TV´s, video cameras, home theater sets, portable DVD players, PDA´s and MP3 players, among other. Elektricity also offers these customers other brands not currently offered in our other store formats.

Furthermore, our Latin American operations (Guatemala, Honduras and Peru) continue showing an outstanding performance. This is reflected in the results obtained from the implementation of our successful and proven strategies, such as our compensation policies for our employees and our expense control initiatives. During the 3Q04, revenues and gross profits in this geographical region registered YoY increases of 51.0% and 44.7%, respectively.

Some of other highlights in the Retail Division include:

Money Transfer Business Line. During the 3Q04, both of our electronic money transfer services continued to experience a positive momentum, coupled with our strong advertising in television and promotional campaigns inside our stores. Revenues from our agency relationship with Western Union, our electronic money transfer business from the United States to Mexico, increased 11.6% YoY to Ps. 135.5 million in the 3Q04 from Ps. 121.5 million in the 3Q03. Despite lower commissions that have resulted from increased competition in this market, we still believe this is an attractive market given the strong growth in remittances as reported by Banco de Mexico. Revenues were boosted by a 26.1% growth in the number of transfers and by 44.3% growth in the amount transferred.

Dinero Express, our intra-Mexico electronic money transfer business, continues showing an excellent performance due to the implementation of new campaigns during the quarter, for instance: “Free Transfers”, “Double Payments” and Dinero Express´ “Magnetic Card”. All of these resulted in an increase in revenues of 29.2% YoY to Ps. 97.3 million in the 3Q04 from Ps. 75.3 million in the 3Q03. Also during the quarter, we transferred the equivalent of Ps. 1.7 billion through 1.4 million transactions, representing YoY increases of 79.8% and 48.2%, respectively

Telephones (Wireless Products and Services) Business Line. During the 3Q04, we gradually stopped selling products and services from Telcel as we came to an agreement to unwind the existing business relationship. However, we will continue selling and promoting three out of the four main cellular company’s products and services in Mexico within our stores: Iusacell, Telefonica-MoviStar and Unefon. Revenues in this business line increased 29.7% YoY, from Ps. 235.2 million in 3Q03 to Ps. 305.1 million in 3Q04. Included in this line, the sale of air time continues to show an outstanding growth as more and more operations are executed on the spot, outside the cashier, reducing the waiting time in lines. Additionally, we have worked on broadening our inside-store strategies by launching different exclusive promotions and advertising campaigns for the air time sale of the three mobile brands currently promoted in our stores.

Banco Azteca

Banco Azteca continues registering outstanding results and is still the fastest growing bank in Mexico. In addition, Banco Azteca has created competitive advantages for Grupo Elektra such as the synergies created with our other two financial business units, Afore Azteca and Seguros Azteca. Finally, Banco Azteca provides quality financial products and services to an increased number of Mexicans who trust us and choose our banking and financial products and services for their needs through 1,301 bank branches.

For 3Q04, Banco Azteca reported net income of Ps. 80.3 million, 62.6% higher when compared to the net income of Ps. 49.4 million recorded in 3Q03. This result comes from the interest income generated from the high volume of consumer loans granted at the bank branches inside our stores and bank modules in other retailers.

Temporary Banking License in the Republic of Panama

On October 13, 2004, Grupo Elektra received a temporary banking license from the Superintendence of Banks of the Republic of Panama. This is part of our efforts to replicate our successful business strategy implemented in Mexico which combines retailing with financial services. The temporary banking license granted, gives Grupo Elektra through Banco Azteca (Panama), S.C. 90 days to inform and to register in the Public Registry of that country its application for a General Banking License.

Credimax Consumo (Consumer Loans) and Credimax Efectivo (Personal Cash Loans) Combined Credit Portfolio.

Credimax Consumo and Credimax Efectivo are the two main financing products offered to our clients by Banco Azteca as they account for 75.3% of our total performing loan portfolio. However, despite the enormous success of these products, especially Credimax Efectivo, we are extremely cautious in granting other types of loans, as we have implemented a strict control of the risks associated in any type of loan being pilot-tested such as used car loans and mortgages. In addition, in our efforts to continue expanding our own brand for consumer loans (Credimax Consumo), Banco Azteca´s booths in other retailers increased from 84 desks at the end of 3Q03 to 412 desks at the end of 3Q04. We continue pilot-testing this special brand branch in other retailers which should allow us to continue expanding our client base.

At the end of 3Q04, we had a total of 3.351 million active accounts, representing a 3.8% increase from the 3.228 million accounts in 2Q04 and a 26.1% increase over the same period of last year. The gross loan portfolio increased 29.6%, reaching Ps. 9.3 billion from Ps. 7.2 billion at the end of 2Q04. Year over year, the gross credit portfolio grew 102.8% from Ps. 4.6 billion in 3Q03. The average term of the combined credit portfolio at the end of the 3Q04, was 54 weeks, representing an increase of four weeks when compared to 3Q03 and an increase of one week when compared to 2Q04. Personal loans represented 22.6% of the total consumer portfolio at the end of 3Q04, showing a 670 basis points increase when compared to 15.9% at the end of 2Q04. The collection rate of Banco Azteca continues at the same excellent historic level that defines Grupo Elektra’s standard, 98% approximately as of September 30, 2004.

Guardadito (Savings Accounts) and Inversión Azteca (Term Deposits).

Net deposits increased 20.8% QoQ, from Ps. 12.5 billion in 2Q04 to Ps. 15.2 billion in 3Q04, and more than two times the net deposits of 3Q03. Over the quarter, the total number of accounts rose by approximately 435,000 to 4.735 million.

As of September 30, 2004, the estimated capitalization index of Banco Azteca was 10.8%, compared to 11.0% as of June 30, 2004, and to 10.8% as of September 30, 2003. Please recall that the law in Mexico sets 8.0% as the minimum capitalization index requirement.

For the 3Q04, the average funding cost of Banco Azteca was 3.5%, flat when compared to the average funding mix registered in 2Q04, and 10 basis points below the cost reported in 3Q03. The result of the funding cost is explained by the growth of other saving products such as Guardadito and debit card in the same proportion as Inversión Azteca.

Afore Azteca

Starting on 4Q03, Afore Azteca´s financial results were consolidated with Grupo Elektra’s financial statements, and for a fourth consecutive time, our pension management company registered a positive net income of Ps. 18.0 million for 3Q04 from a net income of Ps. 5.0 million in the previous quarter. As of September 30, 2004, Siefore Azteca reached Ps. 1.2 billion in net assets under management, a 38.0% increase over the previous quarter, and yielded a 7.23% return in the 3Q04, 135 basis points above the average rate of the industry of 5.88%.

The number of affiliates reached 56,000 and the number of assignees was 641,000, both as of September 30, 2004.

Seguros Azteca

During 3Q04, Seguros Azteca began to operate in all our store formats throughout Mexico as it began to offer its products in the Bodega de Remates stores.

Seguros Azteca recorded for the second quarter on a row a net income of Ps. 7.0 million, flat when compared to a net income of Ps. 7.1 million from the previous quarter. Total issued premiums through Banco Azteca´s branches grew almost three times QoQ to Ps. 98.7 million in 3Q04 from Ps. 34.4 million in 2Q04.

During the quarter, Vidamax, a life insurance policy, offered for an extra Ps. 3, Ps. 5 or Ps. 10 per week, to all our clients who are granted a consumer loan from Banco Azteca, began to be offered on the Credimax Efectivo product, also for the same extra amounts. Seguros Azteca continues pilot-testing other insurance products according to the products and services offered by Banco Azteca.

Financial Condition (Consolidated Balance Sheet)

To continue maintaining clarity in our consolidated balance sheet, following we discuss certain items included on a separated basis.

Total cash and cash equivalents rose to Ps. 11.6 billion in 3Q04 from Ps. 5.5 billion in 3Q03, comprised of Ps. 3.2 billion from the retail division and Ps. 8.4 billion from Banco Azteca. The retail division cash and equivalents registered a decrease of 1.3% YoY when compared to 3Q03. Cash and equivalents from Banco Azteca increased almost 4 times by Ps. 6.2 billion over the same period a year ago.

Banco Azteca´s gross credit portfolio increased 31.8% QoQ to Ps. 9.3 billion in 3Q04 from Ps. 7.1 billion at the end of 2Q04. The 50.1% YoY decrease in the retail division?s customer accounts receivables from Ps. 802.5 million to Ps. 400.1 million has been compensated by the expansion of Banco Azteca´s credit portfolio. Please recall that the transfer of our credit operations in Mexico to Banco Azteca explains this trend, and that we continue to maintain our credit operations of Latin America under the retail division.

At the end of 3Q04, total debt with cost at the retail division was Ps. 3.7 billion, 12.1% lower when compared to Ps. 4.3 billion at the end of 3Q03, and 2.8% lower when compared to Ps. 3.9 billion of 2Q04. Net debt at the retail division decreased 43.9% YoY, from Ps. 1,087.4 million in 3Q03 to Ps. 609.7 million in 3Q04.

Total net deposits for Banco Azteca continued showing an outstanding success with a 20.8% QoQ increase to Ps. 15.2 billion at the end of 3Q04, from Ps. 12.5 billion at the end of 2Q04. Year-over-year, deposits increased almost 2.5 times from Ps. 6.1 billion in 3Q03.

Consolidated equity grew 19.5% YoY, from Ps. 6.2 billion in 3Q03 to Ps. 7.4 billion in 3Q04, largely as a result of the 48.5% YoY increase in net income.

We invite you to visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:

  Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.
  We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.
  EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.
  We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.
  We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.

EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates 947 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through its Banco Azteca branches located within its stores and in other channels. Banking and financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts, term deposits, pension-fund management and insurance.

Investor and Press Inquiries:

Esteban Galíndez, CFA Director of Finance & IR Grupo Elektra, S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 egalindez@elektra.com.mx	Rolando Villarreal Head of Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 rvillarreal@elektra.com.mx	Samantha Pescador Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 spescador@elektra.com.mx

	GRUPO ELEKTRA, S.A. DE C.V. Y SUBSIDIARIES
	MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2004 PURCHASING POWER
	3Q03		3Q04		Change

QUARTERLY CONSOLIDATED INCOME STATEMENTS

Merchandise Sales	71%	3,552.0	65%	3,967.8	415.8	11.7%
Money Transfer Revenue	4%	196.8	4%	232.8	36.0	18.3%
Banco Azteca Income	18%	875.8	28%	1,692.0	816.3	93.2%
Banco Azteca Other Income	1%	46.1	1%	54.8	8.8	19.0%
Other Income	6%	307.2	2%	136.2	(171.0)	-55.7%

Total Revenues	100%	4,977.8	100%	6,083.6	1,105.8	22.2%

Cost of Merchandise Sold	50%	2,505.0	48%	2,897.8	392.8	16%
Interest Expense on Funding Money Transfers	0%	1.6	0%	3.1	1.4	88%
Banco Azteca Cost	3%	170.0	7%	413.4	243.4	143%
Other Costs	1%	58.6	1%	31.7	(26.9)	-46%

Total Cost	55%	2,735.2	55%	3,346.0	610.7	22%

Gross Profit	45%	2,242.6	45%	2,737.7	495.1	22%

Selling, General & Administrative Expenses	28%	1,414.2	30%	1,797.8	383.6	27%
Depreciation and Amortization	5%	254.7	5%	274.0	19.3	8%

Operating Expenses	34%	1,668.9	34%	2,071.8	402.9	24%

Operating Income	12%	573.7	11%	665.9	92.2	16%

EBITDA *	17%	831.6	15%	938.9	107.3	13%

Comprehensive Cost of Financing:
Interest Income	1%	64.0	1%	34.2	(29.7)	-46%
Interest expense	-3%	(164.3)	-3%	(160.2)	4.2	-3%
Foreign exchange gain	-1%	(68.0)	0%	10.0	78.0	-115%
Monetary gain	0%	14.9	0%	8.3	(6.6)	-44%

	-3%	(153.4)	-2%	(107.5)	45.9	-30%

Income before taxes	8%	420.3	9%	558.4	138.1	33%

Provision for taxes	-2%	(85.2)	-2%	(105.1)	(19.9)	23%

Equity in income of affiliates	0%	(18.0)	0%	17.8	35.8	-199%

Minority stockholders	0%	(0.0)	0%	(0.1)	(0.1)	332%

Income of majority stockholders	6%	317.2	8%	470.9	153.8	48%

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2004 PURCHASING POWER
3Q03	3Q04	Change

ACCUMULATED CONSOLIDATED INCOME STATEMENTS

Merchandise Sales	73%	10,944.0	68%	12,260.0	1,316.0	12%
Money Transfer Revenue	3%	523.8	4%	644.6	120.9	23%
Banco Azteca Income	12%	1,861.0	25%	4,505.5	2,644.5	142%
Banco Azteca Other Income	1%	120.8	1%	168.8	48.0	40%
Other Income	11%	1,625.3	2%	391.4	(1,233.9)	-76%

Total Revenues	100%	15,074.8	100%	17,970.2	2,895.4	19%

Cost of Merchandise Sold	52%	7,823.4	49%	8,878.0	1,054.5	13%
Interest Expense on Funding Money Transfers	0%	5.9	0%	7.6	1.8	30%
Banco Azteca Cost	4%	541.4	6%	1,035.9	494.5	91%
Other Costs	1%	183.1	1%	90.4	(92.7)	-51%

Total Cost	57%	8,553.8	56%	10,011.9	1,458.1	17%

Gross Profit	43%	6,521.0	44%	7,958.3	1,437.4	22%

Selling, General & Administrative Expenses	27%	4,032.0	29%	5,211.2	1,179.2	29%
Depreciation and Amortization	5%	805.8	4%	759.6	(46.2)	-6%

Operating Expenses	32%	4,837.8	33%	5,970.8	1,133.0	23%

Operating Income	11%	1,683.2	11%	1,987.6	304.4	18%

EBITDA *	17%	2,504.0	15%	2,745.2	241.2	10%

Comprehensive Cost of Financing:
Interest income	1%	110.8	0%	86.0	(24.8)	-22%
Interest expense	-4%	(611.0)	-4%	(645.2)	(34.2)	6%
Foreign exchange (loss) gain	-2%	(239.2)	0%	40.7	279.9	-117%
Monetary gain	0%	53.3	0%	31.1	(22.1)	-42%

	-5%	(686.1)	-3%	(487.3)	198.8	-29%

Income before taxes	7%	997.1	8%	1,500.3	503.2	50%

Provision for taxes	-2%	(232.0)	-2%	(293.3)	(61.3)	26%

Equity in income of affiliates	0%	(3.0)	0%	17.2	20.2	-665%

Minority stockholders	0%	(1.6)	0%	0.3	1.9	-118%

Income of majority stockholders	5%	760.5	7%	1,224.5	464.1	61%

Last Twelve Months EBITDA		3,523.7		3,807.4	283.7	8%

Last Twelve Months Net Income		1,157.4		1,645.0	487.6	42%

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2004 PURCHASING POWER
3Q03	3Q04	Change

CONSOLIDATED BALANCE SHEET

Cash	16%	3,436.8	11%	3,713.7	276.8	8%

Marketable Securities	10%	2,037.7	24%	7,904.2	5,866.5	288%
Repurchase Agreements: Debit	0%	-	0%	-	-	n.a.

Securities and Derivatives Operations	10%	2,037.7	24%	7,904.2	5,866.5	288%

Commercial Loans	0%	-	7%	2,216.6	2,216.6	n.a.
Consumer Loans	21%	4,486.9	21%	6,833.5	2,346.7	52%
Mortgage Loans	0%	2.4	0%	15.2	12.8	523%

Performing Loan Portfolio	21%	4,489.3	28%	9,065.4	4,576.1	102%
Commercial Loans	0%	-	0%	7.6	7.6	n.a.
Consumer Loans	0%	97.5	1%	229.1	131.6	135%

Past-due loans	0%	97.5	1%	236.7	139.1	143%
Gross Loan Portfolio	22%	4,586.9	29%	9,302.0	4,715.2	103%
Excess of Allowance for Doubtful Accounts	2%	358.0	2%	556.5	198.5	55%

Total Net Customers Banco Azteca	20%	4,228.8	27%	8,745.5	4,516.7	107%

Customers Grupo Elektra	4%	802.5	1%	400.1	(402.3)	-50%

Other Current Assets Grupo Elektra	3%	674.9	2%	736.8	61.9	9%
Other Current Assets Banco Azteca	1%	161.3	1%	255.0	93.8	58%
Inventory	12%	2,596.0	10%	3,098.9	502.9	19%

Current assets	66%	13,938.0	77%	24,854.2	10,916.3	78%

Investment in Shares	6%	1,163.0	3%	951.2	(211.8)	-18%
Goodwill	6%	1,352.2	4%	1,300.5	(51.7)	-4%
Fixed Assets Grupo Elektra	17%	3,483.4	12%	4,031.6	548.2	16%
Fixed Assets Banco Azteca	2%	488.2	2%	664.2	176	100%
Other Assets	3%	659.2	2%	680.8	21.6	3%

TOTAL ASSETS	100%	21,084.0	100%	32,482.6	11,398.6	54%

Demand Deposits	29%	6,097.4	47%	15,162.2	9,064.8	149%
Time Deposits	0%	33.7	0%	-	(33.7)	-100%

Deposit Savings and Money Market	29%	6,131.1	47%	15,162.2	9,031.1	147%

Short-Term Bank Debt Grupo Elektra	5%	1,071.2	4%	1,141.8	70.6	7%
Short-Term Bank Debt Banco Azteca	0%	-	0%	-	-	n.a.
Capitalized Lease Obligations Grupo Elektra	0%	41.3	0%	49.4	8.2	20%

Short-Term Liabilities with Financial Cost	5%	1,112.5	4%	1,191.3	78.8	7%

Suppliers	11%	2,231.2	9%	2,958.7	727.5	33%
Other Short-Term Liabilities	4%	904.1	1%	471.8	(432.4)	-48%

Short-Term Liabilities without Financial Cost	15%	3,135.3	11%	3,430.5	295.2	9%

Short-Term Liabilities	49%	10,378.9	61%	19,784.0	9,405.1	91%

Repurchase Agreements: Credit	0%	1.8	0%	1.8	(0.0)	-1%
Unassigned Securities for Liquidation	0%	-	0%	-	-	n.a.
Securities to Deliver in Borrowing Operations	0%	-	0%	-	-	n.a.

Securities and Derivatives Operations	0%	1.8	0%	1.8	(0.0)	-1%
			0%		-
Long-Term Bank Debt Grupo Elektra	15%	3,187.3	8%	2,600.0	(587.3)	-18%
Long-Term Bank Debt Banco Azteca	0%		5%	1,665.5	1,665.5	n.a.
Capitalized Lease Obligations Grupo Elektra	0%	12.0	0%	-	(12)	-100%

Long-term Liabilities with Financial Cost	15%	3,199.3	13%	4,265.5	1,066.2	33%

Long-term Liabilities Without Financial Cost	6%	1,294.6	3%	1,013.2	(281.4)	-22%

TOTAL LIABILITIES	71%	14,874.6	77%	25,064.5	10,189.9	69%

Stockholders' Equity	29%	6,209.4	23%	7,418.1	1,208.7	19%

LIABILITIES + EQUITY	100%	21,084.0	100%	32,482.6	11,398.6	54%

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2004 PURCHASING POWER
3Q03	3Q04	Change

GRUPO ELEKTRA CONSOLIDATED CREDIT PORTFOLIO

CREDIT PORTFOLIO :
Retail Gross Credit Portfolio		5,026.1		10,079.4	5,053.4	101%
- Charge offs ( more than 90 days past due )		(152.6)		(337.7)	(185.1)	121%

NET RETAIL PORTFOLIO		4,873.5		9,741.8	4,868.3	100%

+ Gross Wholesale Portfolio
- Excess of Allowance for Doubtful Accounts		(490.1)		(596.1)	(106.0)	22%
+ Overcollateralization		647.8		-	(647.8)	-100%

NET CREDIT PORTFOLIO IN BALANCE SHEET		5,031.3		9,145.7	4,114.4	82%

Number of Active Credit Accounts (includes securitized)		2,657,638		3,351,298	693,660	26%
Average Balance per Client		1.891		3.008	1.116	59%

Credit Portfolio by Term
13 Weeks
		1%		1%
26 Weeks
		9%		7%
39 Weeks
		17%		15%
53 Weeks
		55%		36%
65 Weeks
		18%		41%

WEIGHTED AVERAGE TERM OF CREDIT PORTFOLIO (Weeks)		50		54	4	8%

MOVEMENTS OF THE ALLOWANCE FOR DOUBTFUL ACCOUNTS :
Beginning balance		246.5		425.7	179.3	73%
Provision for Doubtful Accounts (Cost)		396.2		508.0	111.8	28%
Provision for Doubtful Accounts (Discontinued Operations)		-		-	-	n.m.
Charge offs (more than 90 days past due)		(152.6)		(337.7)	(185.1)	121%
Excess of Allowance for Doubtful Accounts		490.1		596.1	106.0	22%

Excess of Allowance for Doubtful Accts / Net Retail Portfolio	10%		6%

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2004 PURCHASING POWER
3Q03	3Q04	Change

OPERATIONAL AND FINANCIAL RATIOS

SAME-STORE INFORMATION	For the Quarter

Same-Store Contribution Growth :
ELEKTRA	17.8%	-1.2%
BODEGA DE REMATES	28.5%	14.4%
LATIN AMERICA	47.0%	30.9%
SALINAS Y ROCHA	22.8%	4.9%

CONSOLIDATED	20.2%	2.2%

SAME-STORE INFORMATION	Accumulated

Same-Store Contribution Growth :
ELEKTRA	12.3%	3.6%
BODEGA DE REMATES	31.1%	17.7%
LATIN AMERICA	31.4%	34.3%
SALINAS Y ROCHA	3.1%	5.3%

CONSOLIDATED	13.1%	6.2%

ELEKTRA* SHARE MARKET RATIOS
Weighted Average of Shares Outstanding (000)	239,301	237,488
LTM Earnings per Share (1)	4.84	6.93
Earnings per Share	3.18	5.16
LTM Price Earnings Ratio ( P / E ) (1)	0.13	0.09
LTM Firm Value / EBITDA. Ratio ( FV / EBITDA) (2)	4.00	7.13
Price Book Value Ratio ( P / BV )	1.47	2.45
Price of ELEKTRA*	38.09	76.48

(1) Last Twelve Months Net Income
(2) Last Twelve Months EBITDA

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2004 PURCHASING POWER
3Q03	3Q04	Change

INFRASTRUCTURE

Grupo Elektra

Number of Stores
Elektra Mexico	72%	633	71%	676	43	7%
Elektra Latin America	7%	63	8%	74	11	17%
Bodega de Remates	10%	92	9%	84	(8)	-9%
Salinas y Rocha	11%	93	9%	85	(8)	-9%
Elektricity-Iusacell	0%	-	3%	28	28	n.m.

TOTAL	100%	881	100%	947	66	7%

Grupo Elektra

Exhibition Surface (m2)
Elektra Mexico	71%	453,714	72%	502,725	49,010	11%
Elektra Latin America	8%	49.803	9%	59,678	9,875	20%
Bodega de Remates	7%	47,400	6%	44,146	(3,254)	-7%
Salinas y Rocha	14%	90,190	12%	84,506	(5,683)	-6%
Elektricity-Iusacell	0%	-	1%	5,050	5,050	n.m.

TOTAL	100%	641,107	100%	696,105	54,998	9%

Banco Azteca

Branches
Branches in Grupo Elektra Stores	90%	818	67%	873	55	7%
Independent Branches	1%	5	1%	16	11	220%
Branches in Others	9%	84	32%	412	328	390%

TOTAL	100%	907	100%	1,301	394	43%

Employees
Grupo Elektra Employees	80%	16,123	51%	13,211	2,912	-18%
Banco Azteca Employees	18%	3,717	49%	12,625	8,908	240%
Afore Azteca Employees	2%	378	0%	37	(341)	-90%
Seguros Azteca Employees	0%	2	0%	36	34	1700%

TOTAL	100%	20,220	100%	25,909	5,689	28%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2004

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.